Filed by DivX, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: DivX, Inc.

Exchange Act File Number: 001-33029

EMPLOYEE FAQ – 9/3/2010

DivX Colleagues:

This FAQ is designed to make you aware of two changes to the treatment of employee options since our first set of FAQ’s:

(1)	The Sonic Price used in all of the calculations and conversions will be the closing price for a share of Common Stock of Sonic, rounded to the nearest one-tenth of a cent, as reported on Nasdaq for the trading day immediately prior to the closing.

(2)	Non-Continuing Employees will not have to come up with cash in order to exercise their option grants and pay withholding taxes at closing. Instead, In-the-Money options held by a Non-Continuing Employee at closing will be automatically converted into the right to receive $3.75 cash and .514 shares of Sonic stock for each share of DivX Stock issuable upon exercise of the option grant after reducing the shares subject to the option grant by a number of shares necessary to cover the exercise price of the options. DivX will first withhold cash, and then stock if necessary, to cover the withholding taxes.

General information is provided below. We are also posting updated option calculators for Continuing and Non-Continuing Employees. Please use these calculators instead of the calculators we distributed in June, 2010. If you have questions about your particular situation, please contact Trevor Renfield or Shawn Swaney.

1)	May I exercise my vested options between now and closing?

All employees may exercise vested options at any time. However, if you are doing a same-day sale (exercising vested options and selling into the open market), you may do so only in an open trading window so long as you are not in possession of material non-public information. Also, if you have been designated as an “insider,” you will need to complete a Preclearance form. Please note that the current open window is scheduled to close on September 15, 2010.

2)	What will happen to my unexercised options at closing?

a)	This will depend on the following factors:

(i)	at the time of the closing, are you a Continuing Employee (i.e., an employee who will be continuing as an employee of Sonic following the closing) or a Non-Continuing Employee?

(ii)	at the time of the closing, are the options vested or unvested?

(iii)	at the time of the closing, are the options “In the Money” or “At the Money/Underwater”?

b)	How do I know if my options are “Underwater” or “In the Money”?

This will depend on the Sonic Price.

“Sonic Price” means the closing price for a share of Common Stock of Sonic, rounded to the nearest one-tenth of a cent, as reported on Nasdaq for the trading day immediately prior to the closing.

“In the Money” means that the option strike price is less than the result of the following calculation: $3.75 PLUS (0.514 multiplied by the Sonic Price).

“At the Money/Underwater” means that the option strike price is equal to or more than the result of the following calculation: $3.75 PLUS (0.514 multiplied by the Sonic Price).

Example 1:

You have options with a strike price of $8.

The Sonic Price is $8.

Calculation is 3.75 + (.514*8) = $7.86.

Your options would be Underwater.

Example 2:

You have options with a strike price of $8.

The Sonic Price is $10.

Calculation is 3.75 + (.514*10) = $8.89.

Your options would be In the Money.

c)	What will happen to In the Money and At the Money/Underwater Options?

Continuing Employees at the time of closing:

Options	Vested	Not Vested
In the Money	Automatically convert to Sonic options if not exercised by the time of closing.	Automatically convert to Sonic options at time of closing. Same vesting schedule applies.

At the Money/Underwater	Terminate at closing if not exercised by the time of closing.	Accelerate five days before closing and may be exercised effective at the time of closing. Terminate at closing if not exercised by the time of closing.

Non-Continuing Employees at the time of closing – in other words, employees who have resigned effective as of (but not before) the time of closing, or who have been told they will not have a position with the combined entity after closing:

Options	Vested	Not Vested
In the Money

Automatically “netted out” and converted into the right to receive $3.75 in cash and

0.514 shares of Sonic stock for each share of DivX stock issuable upon exercise of the options after reducing the shares of DivX stock covered by the option grant by a number of shares necessary to cover the exercise price of the options. DivX will first withhold cash, and then stock if necessary, to cover the withholding taxes.

Accelerate and at closing, will be automatically “netted out” and converted into the right to receive $3.75 in cash and 0.514 shares of Sonic stock for each share of DivX stock issuable upon exercise of the options after reducing the shares of DivX stock covered by the option grant by a number of shares necessary to cover the exercise price of the options. DivX will first withhold cash, and then stock if necessary, to cover the withholding taxes.

At the Money/Underwater	Terminate at closing if not exercised by the time of closing.	Accelerate five days before closing and may be exercised effective at the time of closing. Terminate at closing if not exercised by the time of closing.

3)	If my In the Money options are “netted out,” how much cash and Sonic stock will I receive after DivX withholds to cover my exercise price and taxes?

This depends on the Sonic Price and on the strike price of your options. Please use the attached spreadsheet to help you calculate this information for your particular situation.

4)	What is the deadline to resign effective as of closing in order for my options to be “netted out” at closing?

There are administrative steps we need to take in order to “net out” options of Non-Continuing Employees. If you intend to resign effective as of closing and wish to receive this treatment for your In the Money options, your resignation must be received by David Richter ON OR BEFORE October 1, 2010.

5)	What happens to my options if I leave DivX prior to the effective time of closing?

Unvested options will terminate.

If you leave DivX more than three months before the closing date, you will have three months to exercise your vested options.

If you leave DivX less than three months before the closing date, you may exercise vested options until the closing date. If you do not exercise vested options and they are In the Money, they will automatically be “netted out” and converted into the right to receive $3.75 in cash and 0.514 shares of Sonic stock for each share of DivX stock issuable upon exercise of your vested options after reducing the shares of DivX stock covered by the option grant by a number of shares necessary to cover the exercise price of your vested options.

DivX Inc.

Stock Option Calculator for Non-Continuing Employees

Note: Green shaded cells require your input

1. Stock Price Calculation:

$ 8.00	Assumed Sonic Closing Price
0.514	conversion ratio

4.11	share price
3.75	cash

$ 7.86	DivX Equivalent Stock Price

2. Value of My Stock Options

Option Issuance	Shares covered by option	Exercise Price	Mkt Value	Gain / (loss)	DivX shares hypothetically issuable upon “net out” of option
1. Vested options	1,000	6.00	7.86	$1,862
1. Unvested Options	—	6.00	7.86	$—

	1,000			$1,862

2. Vested options	1,000	6.00	7.86	$1,862
2. Unvested Options	—	6.00	7.86	$—

	1,000			$1,862

3. Vested options	1,000	6.00	7.86	$1,862
3. Unvested Options	—	6.00	7.86	$—

	1,000			$1,862

	3,000			$5,586	710

3. How Will This Value be Paid Out?

Sonic Shares to be Issued (0.514 * Equivalent DivX Shares)	365

Value of Sonic Shares (2)	$2,920

Cash ($3.75 * Equivalent DivX Shares)	$2,666
Less Withholding Taxes (estimated at 36.68% of Gain)	$(2,049)

Net Cash Payment (1)	$618

Total After Tax Value received (1 + 2)	$3,537

Conversion of DivX Options to Sonic Options:

Variables:

Sonic Price:	$8.50

Number of DivX options:	1,000

Exercise price per share of DivX options:	$6.00

Results:

Number of Sonic options:	955

Exercise price per share of Sonic options:	$6.28

**	If your stock options are At the Money or Underwater, these options will accelerate 5 days before closing and will terminate if not exercised by closing.

Formulas Used to Calculate Your Option and Number of Sonic Options:

1. Number of Sonic Options you will receive = Number of DivX options MULTIPLIED BY [0.514 + ($3.75/Sonic Price)]

2. Exercise price per share of Sonic options = Exercise price per share of DivX options DIVIDED BY [0.514 + ($3.75/Sonic Price)]

Forward-Looking Statements

This communication includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions (“Sonic”) and DivX, Inc. (“DivX”), both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements, including, but not limited to, the following: (1) the parties may not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction may not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the transaction may not be satisfied or waived; (5) the impact of general economic conditions on the businesses and results of operations of the two companies; and (6) other factors set forth in Sonic’s and DivX’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the Securities and Exchange Commission (“SEC”) and available on or through their respective corporate websites, www.sonic.com and www.divx.com. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this communication should not be considered as a representation by Sonic, DivX or any other person that Sonic’s or DivX’s objectives or plans, both individually and on a consolidated basis, will be achieved. These risks, as well as other risks of the consolidated company may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in a Registration Statement on Form S-4 to be filed by Sonic with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. For further information regarding cautionary statements and factors affecting future business or financial results of Sonic or DivX, please refer to their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the SEC and available on or through their respective corporate websites, www.sonic.com and www.divx.com. Neither Sonic nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise except as required by law.

Additional Information

This communication is not a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Sonic Solutions, and it is not a substitute for any proxy statement or other filings that may be made with the SEC with respect to the proposed merger. In connection with the proposed merger, Sonic Solutions has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus of Sonic Solutions and DivX. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Sonic Solutions and DivX, because they contain important information about Sonic Solutions, DivX and the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the transaction. Such documents are available free of charge at the SEC website ( www.sec.gov ), from Sonic Solutions and its corporate website ( www.sonic.com ) or from DivX and its corporate website ( www.divx.com ).

Sonic Solutions, DivX and their respective directors, executive officers and other members of their management may be deemed to be soliciting proxies from shareholders of Sonic Solutions or DivX in favor of the proposed merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the proposed merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of these shareholders in connection with the proposed merger by reading the joint proxy statement/prospectus described above. Additional information about the directors and executive officers of Sonic Solutions may be found in its definitive proxy statement filed with the SEC on October 1, 2009. Additional information about the directors and executive officers of DivX may be found in its definitive proxy statement filed with the SEC on April 20, 2010. Such documents are available free of charge at the SEC website ( www.sec.gov ), from Sonic Solutions and its corporate website ( www.sonic.com ) or from DivX and its corporate website ( www.divx.com ).